UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	December 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Oxford Resource Partners, LP
Full Name of Registrant

Former Name if Applicable

41 South High Street, Suite 3450
Address of Principal Executive Office (Street and Number)

Columbus, OH 43215
City, State and Zip Code

 PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Oxford Resource Partners, LP (the “Company”) could not, without unreasonable effort and expense, file its Annual Report on Form 10-K for the period ended December 31, 2012 within the prescribed time period.  The Company has been actively working with its lenders to amend the provisions and extend the term of its existing credit facility (a “Credit Facility Amend and Extend”).  These efforts have been ongoing and extensive and have required the Company to devote key personnel and administrative resources, including the personnel and resources of its accounting and financial reporting organization, to matters relating to a Credit Facility Amend and Extend.  The Company expects to file its Annual Report on Form 10-K within the grace period prescribed by Rule 12b-25 under the Securities Exchange Act of 1934, as amended (the “Rule 12b-25 Grace Period”).

The Company has been using and will continue to use its best efforts to conclude successfully a Credit Facility Amend and Extend by the time it files its Annual Report on Form 10-K.  However, if the Company is unsuccessful in this effort, (i) the Company will be required to reclassify all of its outstanding revolving credit indebtedness as a current liability and (ii) the Company will be unable to demonstrate that its existing sources of cash would be adequate to meet its liquidity requirements for the one-year period immediately following the issuance of its audited financial statements for the period ended December 31, 2012 (the “Audited 2012 Statements”), creating uncertainty about the Company’s ability to continue as a going concern.  Also, related to the going concern issue, the Audited 2012 Statements would require a footnote and liquidity discussion addressing the issue and the audit opinion of the Company’s independent registered public accounting firm would include an emphasis paragraph addressing the issue.

As indicated, management is diligently working to conclude a Credit Facility Amend and Extend and expects to file the Company’s Annual Report on Form 10-K within the Rule 12b-25 Grace Period

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Bradley W. Harris	(614)	643-0321
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates reporting the following significant changes for the fiscal year:

•
Revenues are expected to be $373.5 million for 2012, as compared to revenues of $400.4 million for 2011, with the reduction in revenues being due primarily to the decreased production and sales from its Illinois Basin operations.

•
The Company expects to report a net loss for 2012 of $26.1 million, as compared to a net loss for 2011 of $8.3 million. This increase in the net loss was primarily due to lower sales volume resulting from lower production from the Company’s Illinois Basin operations and the related impairment and restructuring expenses.

•
Adjusted EBITDA is expected to be $47.9 million for 2012, as compared to Adjusted EBITDA of $58.8 million for 2011.  “Adjusted EBITDA” is defined as the Company’s net (loss) income before interest, income taxes, depreciation, depletion, and amortization, non-cash equity-based compensation expense, gain or loss on the disposal of assets, amortization of below-market coal sales contracts, impairment and restructuring charges, non-cash change in mine reclamation obligations and certain non-recurring costs.

•
If the Company is unable to conclude a Credit Facility Amend and Extend, the Company will reclassify all of its outstanding revolving credit indebtedness as a current liability, and its independent registered public accounting firm will include an emphasis paragraph indicating substantial doubt about the Company’s ability to continue as a going concern in its audit opinion as required by the professional auditing standards.

The foregoing statements about a Credit Facility Amend and Extend, the anticipated timing for filing of the Annual Report on Form 10-K and the Company’s expected results of operations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These forward-looking statements are based upon information presently available to the Company and assumptions that it believes to be reasonable.  Investors are cautioned that all such statements involve risks and uncertainties, including the risks that the Company may not be able to satisfactorily conclude a Credit Facility Amend and Extend, that additional resources and time may be needed to complete and file the Annual Report on Form 10-K and that the Company’s actual operating results may differ materially from the foregoing estimates upon completion of management’s review of the financial statements.

Oxford Resource Partners, LP
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 18, 2013	By	/s/ Bradley W. Harris
Bradley W. Harris Senior Vice President, Chief Financial Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).